Filed by Aduro Biotech, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Chinook Therapeutics U.S., Inc.

Commission File No. 001-37345

This filing relates to the proposed merger of Chinook Therapeutics U.S., Inc., a Delaware corporation (“Chinook”), with Aspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Aduro Biotech, Inc., a Delaware corporation (“Aduro”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, by and among Aduro, Merger Sub and Chinook.

Key Messages and Q&A

Chinook Therapeutics / Aduro Biotech Merger Announcement

Talking Points About the Merger

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Pursuant to the terms of the merger agreement, Aduro will acquire all of the outstanding capital stock of Chinook Therapeutics in exchange for the issuance of Aduro common stock equal to approximately 50 percent of Aduro’s outstanding common stock following the merger. Aduro will be renamed Chinook Therapeutics and advance a pipeline of clinical-stage and research programs focused on rare kidney diseases.

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The combined company is expected to have approximately $200 million in cash, cash equivalents and marketable securities at closing, including $25 million in additional financing committed by Chinook’s existing investors.

•	After closing, the new company is expected to trade on the Nasdaq Global Market under the ticker symbol “KDNY.”

•	The pipeline includes:

○	Atrasentan, an investigational, selective endothelin receptor antagonist, in clinical development for the treatment of IgA nephropathy and other primary glomerular diseases;

○	BION-1301, an investigational humanized IgG4 monoclonal antibody in clinical development that blocks APRIL binding to both the BCMA and TACI receptors for the treatment of IgA nephropathy;

○	CHK-336, an investigational small molecule in preclinical development for treatment of an undisclosed ultra-rare orphan kidney disease; and

○	Additional research and discovery programs focused on the treatment of rare, severe chronic kidney diseases.

•	The combined company plans to advance its pipeline through multiple clinical trials, including several milestones anticipated over the next 12-18 months.

○	Report results from the ongoing Phase 1 trial of BION-1301 in patients with IgA nephropathy;

○	Initiation of a randomized Phase 3 trial of atrasentan for IgA nephropathy;

○	Initiation of a Phase 2 basket trial of atrasentan in primary glomerular diseases; and

○	Initiation of a phase 1 trial of CHK-336 in an ultra-rare orphan kidney disease.

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QUESTIONS & ANSWERS

Merger Details

Why does this merger make sense and why now?

•	The combined company has the opportunity to address large, underserved markets

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We’re building a pipeline of targeted approaches and precision medicines with potential to treat rare, severe chronic kidney disease, and there is a clear synergy between Chinook’s and Aduro’s key programs

•	Multiple clinical development milestones are expected over the next 12-18 months

•	The combined company will be led by a seasoned management team with significant drug development expertise

•	We are well-capitalized and have strong support from our existing investors

When do you expect to close the merger and what are the closing conditions?

•	We expect to close the merger in the second half of 2020.

•	The closing conditions include the approval by the stockholders of each company. The transaction has already been unanimously approved by the board of directors of both companies.

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At closing, Aduro’s then-current equity holders and the former Chinook equity holders will each own approximately 50 percent of Aduro’s common stock on a fully diluted basis, based upon an expected Aduro net cash balance of $145 million and an expected Chinook net cash balance of $10 million.

Are your key investors supportive of the merger?

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Yes, our key investors are supportive of the merger. Each of Versant Ventures, Apple Tree Partners, Samsara BioCapital, Morningside Venture (VI) Investments Limited, Morningside Foundation and Ultimate Keen Limited, as well as the directors and officers of both companies, have signed:

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Support agreements committing to vote in favor of the transaction and related matters and against any competing proposals and prohibiting transfers of the companies’ respective stock during the period between signing and closing; and

○	Lock-up agreements restricting transfers of the combined company’s stock for 180 days post-closing.

Are you going to retain any Aduro employees to continue the development of BION-1301?

•	There are several groups of employees at Aduro we believe are integral to the continued development of BION-1301 and who are important to operating as a public company.

•	Between now and close, it’s business as usual for the BION-1301 team at Aduro.

•	To minimize any disruptions to the BION-1301 development timelines, we plan to keep that team in place for a seamless transition following the close of the transaction.

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What are the terms of the concurrent financing?

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Chinook’s existing investors – Versant, Apple Tree and Samsara – have committed to invest an additional $25 million in convertible notes prior to closing, which will convert into common stock of the combined company following closing, either at a 5-day volume weighted average price or at the price of a future equity financing.

What hurdles must be cleared for this agreement to close?

•	This agreement is subject to approval by Aduro and Chinook stockholders as well as customary closing conditions and regulatory approvals.

What is the potential for a competing transaction?

•	We have conducted a thorough process and do not expect other companies to generate the same potential benefits as the proposed merger.

Combined Company – Business

Who will comprise the new management team?

•	Aduro will be renamed Chinook Therapeutics, Inc. with Eric Dobmeier serving as the president and chief executive officer.

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Senior leadership will also include Tom Frohlich as chief business officer, Alan Glicklich, M.D., as chief medical officer, Andrew King, D.V.M., Ph.D., as head of renal biology and translational medicine and Renata Oballa, Ph.D., as vice president of chemistry and site head of our Vancouver research facility.

•	Stephen T. Isaacs, chairman, president and chief executive officer of Aduro, will be stepping down.

Where will the combined company’s HQ be located? Will there be operations in multiple locations?

•	The combined company will be headquartered out of Chinook’s existing facilities in Vancouver, BC and Seattle, Washington, with certain functions and employees operating remotely.

•	At this stage, Chinook intends to maintain the current Berkeley location at least through a transition period, likely with smaller footprint via subleases.

•	The team may explore other Bay Area locations convenient for the 1301 program team after that.

What is your headcount today? Anticipated headcount when the merger closes?

•	Chinook has approximately 35 full time employees today.

•	We do not have a specific estimate for the combined company upon closing, but expect to increase headcount after closing to support multiple areas of our organizations.

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Combined Company – Pipeline

Will Chinook continue to expand its pipeline by licensing other assets?

•	Following the merger, the combined company expects to have 3 clinical programs in 4 clinical trials by next year.

•	In addition, we will continue our business development activities and keep close tabs on the renal space and evaluate opportunities should they arise.

What are Chinook’s thoughts on BION-1301?

•	We’re enthusiastic about adding BION-1301 to our pipeline, and think targeting APRIL is a promising way to address the underlying cause of IgAN.

•	We believe that multiple approaches are ultimately going to be required to address the large unmet need in IgAN patients.

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We believe BION-1301’s proposed mechanism of action is complementary to atrasentan, which targets a key molecular pathway activated in the kidney that contributes to proteinuria, inflammation, fibrosis and kidney function loss and drives disease progression.

Do you foresee any issues with enrolling multiple studies in IgAN at the same time?

•	We see a lot of efficiencies that could come out of running studies simultaneously in IgAN, including the ability to leverage trial sites and development teams.

Do you believe you have enough capital to run both BION-1301 and atrasentan in parallel?

•	Upon close of the transaction, we believe we will be well-capitalized for our next phase of growth.

•	We are grateful for the continued support of our investors who believe in our long-term vision.

Is BION-1301 continuing to be developed? Do you anticipate any further delays due to this transaction?

•	Development is expected to continue for BION-1301 and we do not anticipate any additional delays to our timelines at this time.

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We are still planning to present two posters – one nonclinical poster and another poster highlighting the HV data from Parts 1 and 2 of the ongoing Phase 1 study – at the ERA-EDTA virtual conference later this week

•	We are still aiming to present results from Part 3 of the ongoing Phase 1 study in IgAN patients in the first half of 2021

Have you dosed the first IgAN patient in Part 3 of the Phase 1 study of BION-1301 yet?

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Though we have activated some clinical trial sites for Part 3 of this study, there have been delays activating additional sites and enrolling IgAN patients due to the COVID-19 public health guidance measures in much of the United States and Europe.

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Will your catalysts be impacted by this transaction? Are you still presenting BION-1301 HV data in June? Is IgAN patient data from Part 3 of the Phase 1 study still expected in the first half of 2021?

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We are still planning to present two posters – one nonclinical poster and another poster highlighting the HV data from Parts 1 and 2 of the ongoing Phase 1 study – at the upcoming virtual conference of ERA-EDTA (European Renal Association-European Dialysis and Transplant Association) later this week.

•	We will hold a virtual IR event on Monday, June 8th at 4 pm ET. Details can be found in the Investors section of the Aduro website.

•	We are still aiming to present results from Part 3 of the ongoing Ph1 study in IgAN patients in the first half of 2021.

•	A press release summarizing the results that will be presented was filed on June 2, 2020.

Should we make any assumptions on what the HV data looks like given the timing of this transaction announcement?

•	The signing and announcement of the merger transaction is independent of plans to present data on BION-1301 at the upcoming ERA-EDTA virtual congress.

•	There is no need to make assumptions about this data because we issued a press release on June 2, 2020 describing it.

•	Without going into too much detail –

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Results presented are from placebo-controlled arms of the Phase 1 study that evaluated BION-1301 in single and multiple ascending dose cohorts in healthy volunteers. BION-1301 was well-tolerated, with no serious adverse events, treatment discontinuations or events meeting stopping criteria. Non-neutralizing ADAs occurred in less than 10% of subjects with no correlation to dose. PK was relatively dose-proportional with an estimated half-life of 33 days, suggesting the potential for monthly doses. The data demonstrated corresponding changes in free APRIL, with over 90% target engagement achieved with a single 450 mg dose. BION-1301 dose-dependently and durably reduced IgA and IgM levels, and to a lesser extent IgG. Importantly, IgG values remained in normal ranges with no increase in infections.

Chinook Specific

How much money has Chinook raised to date? And what will be the merged company’s cash position?

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Chinook raised $65 million in its Series A Financing in 2019 and is backed by leading private/VC healthcare investors with a long-term investment horizon including Versant Ventures, Apple Tree Partners and Samsara BioCapital.

•	The merger with Aduro is expected to provide the new company with a cash position of $200 million at closing, including the $25 million in additional funding committed by Chinook’s existing investors.

•	We are well-capitalized for our next phase of growth and are grateful for the continued support of our investors who believe in our long-term vision.

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Aduro Specific

After the strategic reset in January 2019 and corporate restructuring in January 2020, which resulted in a renewed focus on APRIL and STING and deprioritizing of other assets, Aduro was in a decent cash position with key data readouts in 2021. Why did Aduro decide to merge with Chinook? What is the rationale? How does this make the company better?

•	We entered into the process of evaluating strategic alternatives for the company to find an option that provides value to our stockholders.

•	We share the sentiment that the time is now for kidney disease drug development, and BION-1301 is a potential disease-modifying approach for the treatment of IgAN.

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We believe leveraging synergies of the two organizations to build a kidney disease company with a pipeline of targeted approaches and precision medicines, a seasoned management team and near-term catalysts is an attractive opportunity.

Is Andrea van Elsas leaving Aduro because of this transaction?

•	No, Andrea’s decision to leave Aduro on June 30th was announced on March 24th.

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As previously stated in our 8-K filing, Andrea’s decision is a personal one and largely driven by our corporate restructuring in January 2020, which included the closure of the Aduro Biotech Europe headquarters where Andrea is based.

•	Andrea will continue as a consultant to the company after his departure.

With Stephen Isaacs stepping down as Chairman and CEO of Aduro, will he have any involvement with Chinook after closing?

•	While Steve will no longer have direct involvement when the transaction closes, he has expressed his support as a stockholder of the organization going forward.

What are the plans for the other leadership and officers from Aduro?

•	There are still many details to flesh out between now and when the transaction closes.

•	The merged company will have a need for certain skill-sets, particularly as it relates to operating as a public company.

What are you going to do with STING?

•	We are actively focused on evaluating strategic options for all non-renal programs.

•	Aduro will continue to move the STING agonist program forward.

•	We are continuing to enroll our Phase 2 trial for ADU-S100 in combination with KEYTRUDA® (pembrolizumab) for treatment squamous cell carcinoma of the head and neck (SCCHN).

•	We are continuing our work to prepare the bladder IND for filing.

•	Any patients currently enrolled, or enrolled in the future, in our Phase 2 SCCHN trial will continue to receive treatment per the protocol.

•	Funds have been reserved to support the Phase 2 SCCHN trial.

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What will happen to the Novartis collaboration?

•	Aduro continues to work on STING.

•	Aduro continues to meet its obligations under the collaboration agreement.

•	Novartis has removed ADU-S100 from its portfolio, but our development of ADU-S100 has continued and, as always, we will make development decisions based on the facts and data.

•	We will also continue to consider the research work that is in the best interest of the collaboration.

How will things change for the STING program after the closing?

•	Any patients currently enrolled, or enrolled in the future, in our Phase 2 SCCHN trial will continue to receive treatment per the protocol.

•	Funds have been reserved to support the Phase 2 SCCHN trial.

•	We are working on integration planning and will continue to provide updates as more information becomes available.

What will happen to the Merck license agreement?

•	We are evaluating strategic options, including a CVR agreement for current Aduro stockholders if the license agreement remains with Chinook.

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Under the terms of the CVR agreement, any additional payments received from Merck will be distributed to the CVR holders. Any expenses incurred by Chinook would be deducted before any such distribution.

What are you going to do with cGAS-STING inhibitor?

•	We are actively focused on evaluating strategic options for all non-renal programs.

•	Aduro will continue to move the cGAS-STING inhibitor program forward.

What will happen to the Lilly collaboration?

•	Aduro continues to work on the cGAS-STING inhibitor program.

•	Aduro continues to meet its obligations under the collaboration agreement.

How will things change for the cGAS-STING inhibitor program after the closing?

•	Integration planning is underway, so we do not have an answer for that at the moment, but we will continue to provide updates as more information becomes available.

Will there be another reduction in force at Aduro? If so, when might it occur and how many people will be impacted?

•	Until the transaction is complete, Aduro and Chinook will continue to operate as independent companies.

•	We anticipate a workforce reduction at Aduro related to non-renal assets, though timing and extent of reduction will depend on strategic decisions around those programs.

•	We will conduct integration planning over the next several months, and will provide updates at the appropriate time.

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Why should Aduro stockholders be pleased with this transaction?

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Chinook’s pipeline is led by atrasentan, a Phase 3-ready program in IgA nephropathy and includes a number of investigational precision medicines in development for other rare, severe chronic kidney diseases.

•	These programs in conjunction with BION-1301 will provide the combined company with a focused pipeline in kidney disease.

•	Chinook has seasoned management team equipped to effectively drive the development of these programs.

Non-Renal Assets Questions

Who will manage any disposition of Aduro’s non-renal assets?

•	During the period between signing and closing, Aduro’s board and management team will continue to manage the non-renal assets, including the evaluating strategic alternatives for these assets.

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Following closing a Special Committee comprised of Ross Haghighat and William Greenman, the two Aduro directors continuing on the board, and one director designated by Chinook will have the sole responsibility for managing the non-renal assets and conducting any sale process, including negotiating any definitive sale agreement. The board itself would retain authority over approval of any final transaction (not to be unreasonably withheld, conditioned or delayed).

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